CHINA SHOUGUAN MINING CORPORATION
6009 Yitian Road, New World Center, Room 3207
Futian District, Shenzhen
People's Republic of China
Telephone: 0086-755-82520008
October 25, 2010

Mr. Sirimal R. Mukerjee, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-4628

RE:   China ShouGuan Mining Corporation
         Amendment No. 1 to Registration Statement on Form S-1
         File No. 333-167964
         Filed September 22, 2010

Dear Mr. Mukerjee:

In response to your letter of Octobrer 8, 2010, regarding the above-referenced filing, we herewith respectfully provide the following responses, keyed to correspond to your enumerated comments:

Amendment No. 1 Registration Statement on Form S-1

General

1.            We have done our best to ensure all revisions requested have been made in each applicable section of the Prospectus.

2.    We believe we have demonstrated that we will be complying with the requirements of Rule 15c2-4(b)(1) for our "all-or-none" offering by depositing all proceeds from the offering in a separate bank account until the total proceeds have been received, at which time the funds will be released to our general operating account. As disclosed and as required by Rule 15c2-4(b)(1), if the total proceeds are not raised by the expiration date of the offering, all proceeds will be returned to the investors, without interest or deduction. We have not yet established the separate bank account for the deposit of proceeds, but intend to do so upon the effective date of the offering before any shares are sold.

3.             Please see the second bullet under the last paragraph on page 6; the third paragraph on page 19; and the Mining Areas - Total Costs Incurred and Planned Future Costs subsection on page 23, as well as the Renewed Construction Project Agreement filed as Exhibit 10.12(a) with this Amendment.

4.             Please see the first paragraph under General Information About our Company on page 4 and the second paragraph under Corporate History and Structure on page 4. Please also see the revised second paragraph of Note 1 to the Financial Statements for the fiscal years ended December 31, 2009 and 2009 on page 49 and the revised second paragarph of Note 2 to the Financial Statements for the six months ended June 30, 2010 and 2009 on page 69.

5.             Please see the second paragraph under the Limited Operating History subsection on page 28 and the last paragraph under the Current Operation subsection on page 30.

Summary of Prospectus

6.     Please see the corrected list of Agreements on page 6. The original exhbits 10.1, 10.2 and 10.3 were omitted from the last amendment, but the documents were filed with the original S-1; there are no other agreements.

 Risk Factors

7.    Please see the last risk factor on the bottom of page 7, which provides a separate risk factor for our auditor's substantial doubt issue, as requested. Please also see the last paragraph added to the subsection General Information About our Company on page 4.

8.    We have carefully reviewed the Prospectus throughout to eliminate all mitigating text and no assurances language; please see the following revisions:

       -  the first and second risk factors on page 7;
       -  the last risk factor on page 8;
       -  the fourth fisk factor on page 9;
       -  the last risk factor on page 9;
       -  the econd risk factor on page 10;
       -  the first risk factor on page 11;
       -  the second risk factor under Risks of Doing Business in China on page 11;
       -  the second risk factor on page 13;
       -  the penultimate risk factor on page 13; and
       - the last two paragraphs on page 29.

Management's Discussion and Analysis and Plan of Operation

9.    The statement "we cannot guarantee their accuracy or completeness" has been removed from the third paragraph under Forward-Looking Statements subsection on page 27.

10.    Please see the revised third paragraph on page 24 under the Sources of Revenues and Distribution Methods subsection and the revised second paragraph on page 30 under the Overview and Future Plan of Operations subsection.

11.    Please see the revised disclosures under the Commitments and Contingencies subsection on page 35; the revised Note 16 to the Financial Statements for the fiscal years ended December 31, 2009 and 2008 on page 62; and the revised Note 10 to the Financial Statements for the six months ended June 30, 2010 and 2009 on page 83.

12.    Please see the last two paragraphs on page 34 - Amounts due to and from related parties.

Directors, Executive Officers, Promoters and Control Persons

13.    Please see the revised biographical data for each of our officers, directors and key employee on pages 37-38.

Exhibits

14.    Please see the revised fourth paragraph on page 4; the second paragraph in the Description of Business section on page 16; the last sentence of Our Proposed Business Strategy subsection on page 23; and the seventh paragraph on page 29. We currently have only one subcontractor.

15.    As suggested, it has been noted when all of the exhibits were filed and in which registration statement filed each can be found.

Thank you for your kind cooperation and assistance in the review and revision of our registration statement to ensure it meets all of the disclosure rules and regulations.

Regards,

/s/  Feize Zhang

Feize Zhang,
President and CEO